Filed by REE Automotive Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 10X Capital Venture Acquisition Corp

Commission File No. 001-39737

Date: April 19, 2021

Navya and REE Automotive Announce That They Have Signed an Agreement to Develop a Level 4 Autonomous System Including REEcorner Technology and Navya Self-Driving Solutions

VILLEURBANNE, France & TEL AVIV, Israel--(BUSINESS WIRE)--Regulatory News:

Navya (FR0013018041- Navya) (Paris:NAVYA), a leading company in autonomous driving systems and REE Automotive (“REE”), a leader in e-Mobility, announce that they have signed an agreement to collaborate in the development of a level 4 autonomous system including REEcorner technology and Navya self-driving solutions.

REE is revolutionizing the e-Mobility industry through its highly modular and disruptive REEcorner technology which integrates critical vehicle components (steering, braking, suspension, powertrain and control) into the arch of the wheel. REE’s proprietary x-by-wire technology challenges century-old automotive concepts by being agnostic to vehicle size and design, power-source and driving mode (human or autonomous). Platforms utilizing REEcorners can present significant functional and operational advantages over conventional EV “skateboards” currently available in the market.

Navya is a leading player in level 4 autonomous driving systems for passenger and goods transport. Since 2015, Navya autonomous mobility solutions have been first to market and first to on-road service in real conditions. The Autonom® Shuttle, main development platform, is dedicated to passenger transport. Since its launch, more than 180 units have been sold in 23 countries, as of 31 December, 2020. The Autonom® Tract is designed for goods transport.

The next generation of level 4 autonomous mobility solutions:

Powered by REE, Driven by Navya, the co-developed next generation level 4 autonomous system will be designed as a high standard, state of the art autonomous mobility solution with key competitive advantages considering quality, cost and performance. Safety first principles will be implemented based on very high Safety requirements with regards to ISO 26262:2018 and ISO/PAS 21448:2019.

Daniel Barel, Co-Founder and CEO of REE Automotive, comments: "The combination of our mutual expertise will enable game-changing autonomous mobility solutions that transport passengers and goods efficiently and cost-effectively while fully complying with rigorous safety standards. We are delighted to move forward on a partnership with Navya. This collaboration of REE’s corner technology aligns perfectly with Navya’s strategy of providing constant improvement for its autonomous driving solutions".

Etienne Hermite, CEO of Navya, concludes: "We are very pleased to have signed this agreement with REE Automotive, which is a major player in automotive technology. This partnership is fully in line with Navya's strategy of deploying level 4 autonomous driving systems with safe drive components (steering, braking, suspension, powertrain and control) into the arch of the wheels. This partnership will enhance unlocks fantastic opportunities to create multiple new level 4 autonomous form factors with the view to address different use cases".

About Navya

Created in 2014, Navya is a leading name specialized in the supply of autonomous driving systems and associated services. With 280 employees in France (Paris and Lyon), in the United States (Saline, Michigan) and in Singapore, Navya aims to become the leading player in level 4 autonomous driving systems for passenger and goods transport. Since 2015, Navya autonomous mobility solutions have been first to market and first to on-road service. The Autonom® Shuttle, main development platform, is dedicated to passenger transport. Since its launch, more than 180 units have been sold in 23 countries, as of 31 December, 2020. The Autonom® Tract is designed for goods transport. The Valeo and Keolis groups are among Navya's historical shareholders.

Navya is listed on the Euronext regulated market in Paris (ISIN code: FR0013018041- Navya). For more information visit: www.navya.tech/en

About REE Automotive

REE is an automotive technology leader creating the cornerstone for tomorrow’s zero-emission vehicles. REE’s mission is to empower global mobility companies to build any size or shape of electric or autonomous vehicle – from class 1 through class 6 – for any application and any target market. Our revolutionary, award-winning REEcorner technology packs traditional vehicle drive components (steering, braking, suspension, powertrain and control) into the arch of the wheel, allowing for the industry’s flattest EV platform. Unrestricted by legacy thinking, REE is a truly horizontal player, with technology applicable to the widest range of target markets and applications. Fully scalable and completely modular, REE offers multiple customer benefits including complete vehicle design freedom, more space and volume with the smallest footprint, lower TCO, faster development times, ADAS compatibility, reduced maintenance and global safety standard compliance.

Headquartered in Tel Aviv, Israel, with subsidiaries in the USA, the UK and Germany. REE has a unique CapEx-light manufacturing model that leverages its Tier 1 partners’ existing production lines. REE’s technology, together with their unique value proposition and commitment to excellence, positions REE to break new ground in e-Mobility. For more information visit https://www.ree.auto

Contacts

Navya

Marketing & Communication

Manager

Mélanie Voron

melanie.voron@navya.tech

+33 (0)6 68 23 82 84

Navya

Chief Strategy and Development Officer

Pierre Lahutte

pierre.lahutte@navya.tech

NewCap

Investor relations

Thomas Grojean

navya@newcap.eu

+33 (0)1 44 71 98 55

REE Automotive

Chief Marketing Officer

Keren Shemesh

Kerens@ree.auto

+972-54-5814333

Public Relations

media@ree.auto

Investor Relations

investors@ree.auto

Additional Information

This communication is being made in respect of the proposed transaction involving REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp (“10X SPAC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, REE has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of 10X SPAC in connection with 10X SPAC’s solicitation of proxies for the vote by 10X SPAC’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. REE and 10X SPAC also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of 10X SPAC’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X SPAC will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X SPAC’s website https://www.10xspac.com/.

Participants in the Solicitations

REE, 10X SPAC and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X SPAC’s shareholders in connection with the proposed transaction. You can find more information about 10X SPAC’s directors and executive officers in 10X SPAC’s final prospectus dated November 24, 2020 and filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on REE’s and 10X SPAC’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s and 10X SPAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for REE or 10X SPAC to predict these events or how they may affect REE or 10X SPAC. Except as required by law, neither REE nor 10X SPAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s and 10X SPAC’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the ability to develop products pursuant to the Company’s strategic collaborations; the outcome of any legal proceedings that may be instituted against REE or 10X SPAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X SPAC or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X SPAC or REE as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; REE’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the e-mobility space, including with competitors who have significantly more resources; ability to grow and scale REE’s manufacturing capacity through new relationships with Tier 1 suppliers; ability to maintain relationships with current Tier 1 suppliers and strategic partners; ability to make continued investments in REE’s platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact REE; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 10X SPAC’s final prospectus dated November 24, 2020 relating to its initial public offering and in subsequent filings with the SEC, and in the registration statement on Form F-4 relating to the business combination filed by REE on March 10, 2021.